# HAVELL RODRIGUES, CAIA

*Successful Start-up Executive with deep Institutional Investment, Portfolio Management, Risk Management experience*

**New Majority Capital** *(DEI Impact Platform)*                    ***2022-present***
**Founding Partner**
- Lead all efforts in running NMC from fund-raising to building community of entrepreneurs to support and match to small businesses for sale

**Adjoint Inc.** *(No-Code Workflows, SME Lending Startup)*                    ***2016-2021***
**CEO/Co-Founder/Board Member**
- Led pivot to offer small business loan under-writing platform to banks and CDFIs
- Built award winning Treasury product – Only non-bank startup to win Global Finance Award
- Led a geographically dispersed (Boston, NY, London, Zurich) team of 15+ professionals
- Landed pilot institutional customers– Caterpillar, Allianz Global, Credit Suisse, etc.
- Led key strategic partnerships with Visa, Mastercard, Tech M, Deloitte
- Raised over $5M from early-stage venture funds and family offices
- Managed Financials – budgeting, cash management, oversaw accounting

**Nextgen Venture Partner**                    ***2016-present***
**Venture Partner**
- Part of Investment Committee in Due diligence calls with founders

**Elsen, Inc.** –*Multi-factor Equity modelling FinTech*                    ***2014 - 2016***
**Chief Revenue Officer**
- Led partnership with major financial data vendor to distribute firm's product to institutions

**Greenbean Recycle, Inc.** *– Digital Payments -  Acquired by TOMRA Systems ASA*                    ***2010 – 2014***
**CFO/Board Member**
- Formulated and guided the company's strategy from market entry to acquisition
- Led negotiations leading to acquisition by a strategic buyer

**Venus Capital Management, Inc.** *– Boston, MA*                    ***2005 – 2014***

*Winner of 2004 and 2005 Asia-Hedge Fund of the Year Award, 2007 HFM Week US award, 2011 Hedge-week US and Europe award for Best Relative Value Fund and 2011 HFM week best "Macro fund under US$1bn" award.*

**Senior Vice President ▪ Hedge Fund Portfolio Management and Risk Management**
- Drove performance of firm's $50M hedge fund-of-fund portfolios by strategically and tactically guiding portfolio allocations and manager selection to deliver 10%+ annualized returns
- Managed team that monitored daily risk reports summarizing firms' $400M flagship Arbitrage fund's risk limits/exposures using funds' position-level data.
- Managed investments into structured products, Managed institutional investor relationships

## ADDITIONAL EXPERIENCE

**Venture Investment Management Company, LLC ▪ Venture Analyst**
**Charter Member ▪** TiE-Boston (The Indus Entrepreneurs) **Mentor ▪** MassChallenge
**Volunteer ▪** Social Innovation Forum, **Supporter ▪** TDSS *(Non-Profit based in India)*

## EDUCATION

**Master *of* Business Administration (M.B.A) ▪ Finance & Entrepreneurship,** Babson College
**Bachelor *of* Science (B.S.) ▪ Statistics -** University of Mumbai